Contact

www.linkedin.com/in/bill-rhodes-7a32451 (LinkedIn)

Top Skills

Biotechnology
Medical Devices
Lifesciences

Languages

German (Limited Working)
English (Native or Bilingual)

Patents

Glycine Toxicants
Higher Alcohol Toxicants Effective Against Insects
Polyoxyethelene Derivatives as Antipruritic Ectoparasiticide
Alkanol Amide Toxicants
Polyoxyethylene Derivatives as Antipruritic Ectoparasiticide

Bill Rhodes

Chair Of The Board Of Directors at Nodexus, Inc. and Chair Of The Board Of Directors at GENincode plc
Bonita Springs, Florida, United States

Summary

I retired from Becton Dickinson and Co., a global medical device company, as an Executive Officer and Worldwide President of BD Biosciences, a US$1.4 billion division with 3000 associates. I provide corporate advisory services and sit on the Boards of both public and private medical and healthcare companies in the US, Germany, The Netherlands, Belgium and the UK.

I also work closely with my alma mater, Cornell University, and the Weill Cornell Medical College (now Weill Cornell Medicine), as a Clinical Instructor and Senior Executive in Residence.

I have led and managed diverse teams of senior executives to achieve outstanding revenue and earnings growth in highly competitive markets, am skilled in understanding complex scientific technologies used in clinical diagnostics, medical devices and life sciences research, and have successfully valued, structured, negotiated and closed numerous large and small mergers, acquisitions and divestitures.

Experience

GEN inCode Predictive Genetics

Chairman Of The Board
December 2020 - Present (4 years 7 months)
Oxford, England, United Kingdom

GEN inCode (LSE: GENI) products combine genetic and clinical data to assess patient risk and provide healthcare practitioners with advanced clinical information to evaluate and predict the onset of cardiovascular disease. These products help inform patients of their health risk enabling them to make behavioral or ‘lifestyle’ changes while providing doctors with greater genetic insight and clinical information to determine the most effective treatment pathway (precision medicine). GEN inCode's molecular tests combine

clinical algorithms and artificial intelligence to provide advanced patient risk assessment to predict disease onset.

Nodexus Inc.
Chairman of the Board
November 2021 - Present (3 years 8 months)
San Jose, California, United States

Nodexus offers enabling tools to detect, characterize, and dispense single cells of interest from complex heterogeneous samples into multiple microtiter well-plate formats up to and including 384 well plates. The company is commercializing the NX One™, an integrated, “one-click” platform that is the highest-efficiency, lowest-cost integrated benchtop system for single-cell analysis, sorting, and dispensing. This patented technology makes single-cell isolation widely adoptable for any lab performing bioprocessing, gene editing, cancer biology workflows, and more.

Inso Biosciences
Member Board of Directors
December 2024 - Present (7 months)
Ithaca, New York, United States

Inso Bio's vision is to democratize biology and genomics by offering unique and innovative tools that can bring low-cost workflow automation to every lab. The company's microfluidic pillar-based cartridges and associated instrumentation will help create a future of faster turnarounds performed on smaller machines, ultimately helping clinicians and scientists realize the full potential of genomics right at their fingertips.

EndoSound
Member Board of Directors
January 2023 - Present (2 years 6 months)
Portland, Oregon, United States

EndoSound, Inc., is a privately-held company based in Portland, Oregon with additional offices in Boca Raton, Florida. EndoSound is dedicated to expanding access to endoscopic ultrasound technology around the world. With its patented design, EndoSound transforms any flexible upper endoscope into a fully functional EUS scope.

Third Day Advisors LLC
Managing Partner
January 2013 - Present (12 years 6 months)
Bonita Springs, Florida

Third Day Advisors LLC was formed to provide advisory services to healthcare and life sciences companies in the areas of corporate M&A and strategy development.

Cornell University

12 years 5 months

Senior Executive in Residence

February 2013 - Present (12 years 5 months)

Ithaca, New York and Manhattan, New York campuses

As SEIR, I support Cornell University's McGovern Family Center for Venture Development in Life Sciences to identify technologies under development at both the Ithaca and Weill Cornell Medical College campuses that can be targeted for spin-out and incubation. I mentor the entrepreneurs leading these new ventures, and help them to secure venture and angel financing.

Venture Consultant, Blackstone LaunchPad

May 2016 - September 2018 (2 years 5 months)

Ithaca, New York Area

I worked with Entrepreneurship at Cornell and the Blackstone LaunchPad, to mentor and advise Cornell undergraduate and graduate students interested in forming new business ventures.

Weill Cornell Medicine

Clinical Instructor

September 2013 - Present (11 years 10 months)

Manhattan, New York

I was appointed a Clinical Instructor at Weill Cornell Medicine, in the the Department of Healthcare Policy and Research. The Department is committed to advancing scholarly research, strengthening medical education, and improving healthcare to the community, while helping to increase the efficiency and effectiveness of our medical system. I will work with faculty to develop new programs and relationships with medical device and diagnostics companies who require objective analyses of the comparative cost effectiveness and economic benefit of their new and contemplated products.

Cayuga Venture Fund

Advisory Board member

January 2013 - Present (12 years 6 months)

Ithaca, New York

I serve on the Advisory Board of Cayuga Venture Fund, based in Ithaca, New York. Since 1994, CVF has been working to create and establish a thriving

community of leading edge, high tech start-up companies in Ithaca and upstate New York by providing the necessary capital and other resources they need to grow and prosper.

OncoDNA

Member Board Of Directors

July 2021 - July 2024 (3 years 1 month)

Frasnes-lez-Gosselies, Walloon Region, Belgium

OncoDNA is a genomic and theranostic company specializing in precision medicine for the treatment of cancer and genetic diseases. The Group offers a unique portfolio that combines NGS services, biomarker testing, data interpretation software, and clinical decision support tools. OncoDNA is headquartered in Belgium, and its entities – Biosequence and IntegraGen – are based in Spain, France and the United States.

OpGen, Inc.

Chairman Of The Board

April 2020 - April 2024 (4 years 1 month)

Gaithersburg, Maryland and Holzgerlingen, Germany

OpGen, Inc. (NASDAQ: OPGN) is harnessing the power of bioinformatics and genomic analysis to provide complete solutions for infection prevention and treatment. Merging on April 1, 2020 with Curetis NV (EURONEXT: CURE), where I had been the Chairman of the Supervisory Board from 2015, OpGen is now well positioned to become a world leader in multiplexed molecular infectious disease diagnostics. In addition, with the combination of the Acuitas Lighthouse® Knowledgebase and the Ares Genetics curated database of AMR markers (the world's largest), we are developing disruptive technologies aimed to shift the paradigm for diagnosing and managing infectious diseases.

Altaris Capital Partners, LLC

Operating Partner

January 2017 - December 2023 (7 years)

Greater New York City Area

As an Operating Partner and member of their Operating Network, I worked together with the Altaris Capital Partners principals to source, evaluate, acquire and build companies in the life sciences and IVD spaces.

CytoSMART Technologies B.V.

Chairman Of The Supervisory Board

May 2020 - March 2022 (1 year 11 months)

Eindhoven, North Brabant, Netherlands

CytoSMART is an innovator in kinetic live-cell imaging. Combining compact and fast imaging hardware with powerful image analysis algorithms supported by cloud computing. Automation in time-lapse microscopy and image based cell counting to generate high-quality and robust data. The company was acquired by Axios Biosystems in March, 2022.

Omega Diagnostics Group

Non Executive Director

March 2013 - February 2022 (9 years)

Alva, Scotland

I joined the Board of Omega Diagnostics plc (LSE: ODX) in 2013 as a Non Executive Director. From 2018 through 2021 I served as Interim Chairman. Upon finding a permanent Chair in February 2021, I stepped back into my NED role, and in 2022 retired from the Board after 9 years of service. Omega is a dynamic, leading AIM-listed publicly traded diagnostics company with products for food intolerance assessment and infectious diseases diagnostics, and has developed, together with Australia's Burnet Institute, a handheld, simple and robust test for CD4 testing in AIDS patients.

Paramit Corporation

Board Member

September 2014 - August 2021 (7 years)

Morgan Hill, California

Paramit is a leading, FDA-registered contract manufacturer of complex medical devices and research instruments, committed to serving medical device and life science instrument manufacturers. The company was acquired by Tecan in August, 2021 for US $1 billion.

Curetis Group

Chairman of the Supervisory Board

November 2015 - April 2020 (4 years 6 months)

Amsterdam Area, Netherlands

Curetis NV (EURONEXT: CURE) is the parent company of Holzgerlingen, Germany-based Curetis AG and Vienna, Austria-based Ares Genetics.
Curetis is a young, dynamic molecular diagnostics company with a fast, highly multiplexed sample to answer laboratory instrument solution, the Unyvero system, for the diagnosis of infectious disease and improved use of antibiotics. This technology can be used with all sample types, from tissue to blood. Ares Genetics has the world’s most comprehensive curated database of AMR gene

markers and uses NGS and AI to improve infectious disease diagnosis and antibiotic management.

Linden Capital Partners
Operating Partner
January 2013 - April 2016 (3 years 4 months)

Greater Chicago Area

Linden Capital is a leading private equity firm focused on leveraged acquisitions in the healthcare sector. I was the Operating Partner responsible for working with the Linden team of specialists to source opportunities in life sciences and diagnostics.

BD
14 years 4 months

Senior Vice President, Corporate Strategy and Development, Executive Officer
September 2011 - January 2013 (1 year 5 months)

Franklin Lakes, New Jersey

I was BD's SVP Corporate Strategy and Development, responsible for the creation of business and market strategies enabling company-wide growth; I also led all aspects of global M&A activities. At that time BD was an US$8 billion world leader in medical devices, diagnostics and life sciences products.

Worldwide President, BD Biosciences
January 2009 - September 2011 (2 years 9 months)

Franklin Lakes, New Jersey

I was the Worldwide President, BD Biosciences, which is one of the three business segments that comprise Becton Dickinson. The segment had revenues in 2010 of US$1.35 billion, with about 3000 associates around the world.

President
October 2003 - December 2008 (5 years 3 months)

San Jose, California

BDB Cell Analysis is the largest business unit of BD Biosciences. with principal locations in San Jose and San Diego, California. It is the world's leading developer and supplier of flow cytometry-based life sciences research and clinical instrumentation and reagents, with sales in excess of US$1.0 billion and over 1500 employees worldwide.

Vice President Business Development
October 1998 - October 2003 (5 years 1 month)

Franklin Lakes, New Jersey

I led BD's business development function, responsible for managing the corporate venture capital fund, BD Ventures, as well as all M&A actitivity, from target identification through deal closing, including both acquisitions and divestitures.

Pfizer Medical Technologies Group

Corporate Director, Business Development and Technology Assessment

1993 - 1998 (5 years)

Directed merger and acquisition activity and new technology licensing for medical device division of Pfizer

William-James Company

President

January 1984 - June 1993 (9 years 6 months)

Westfield, New Jersey

Biomedical consulting company serving biotech, pharma, medical diagnostic and device industries

Becton Dickinson

Corporate Manager, Immunotechnology

1980 - 1983 (3 years)

Paramus, New Jersey

I was responsible for creating the business plan for a new clinical business unit, as well as the identification and licensing of novel monoclonal antibody reagents to be developed, marketed and sold by that business.

Ortho Pharmaceuticals

Manager, Biological Development

1977 - 1980 (3 years)

Raritan, New Jersey

Responsible for launching series of novel anti-T cell antigen monoclonal antibodies for in vitro research use; wrote IND and managed clinical trials for new monoclonal anti-T cell antibody for treating acute T cell mediated renal rejection

Reed and Carnrick Pharmaceuticals

Laboratory Manager, Medical Entomology

1975 - 1977 (2 years)

Kenilworth, New Jersey

Developed only large-scale lab culture system in the US for maintaining human body lice and scabies, and used these to develop novel model systems for testing new compounds as human ectoparasiticides.

Education

Cornell University
BS, Entomology · (September 1972 - June 1975)

Seton Hall University
MS International Business, Business · (1994 - 1996)